

August 8, 2023

John Wasson
Chief Executive Officer
ICF International, Inc.
1902 Reston Metro Plaza
Reston, VA 20190

> **Re: ICF International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 1-33045**

Dear John Wasson:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services